Part I, Item 8-Identifying Information

Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer

Operator disclosing information related to direct owners and executive officers.

Owners and Executive Officers

Full Legal Name	Title or Status	Title or Status Acquired	Percent Ownership	Control Person	Public Reporting Company
Individual					
ZEMLYAK, JAMES MARK	EXECUTIVE VICE PRESIDENT & DIRECTOR	08/01/2002	Less than 5%	Yes	No
NOLL, DOUGLAS WAYNE	PRINCIPAL OPERATIONS OFFICER	06/01/1995	Less than 5%	No	No
KRUSZEWSKI, RONALD JAMES	PRESIDENT, CHIEF EXECUTIVE OFFICER, & CHAIRMAN OF THE BOARD	08/01/2002	Less than 5%	Yes	No
FISHER, MARK	GENERAL COUNSEL, SECRETARY	06/01/2014	Less than 5%	No	No
AYD, PAUL JOSEPH	CHIEF COMPLIANCE OFFICER – CAPITAL MARKETS	05/01/2015	Less than 5%	No	No
STEGELAND, GARRY JOSEPH	CHIEF COMPLIANCE OFFICER – STIFEL FINANCIAL	07/01/2015	Less than 5%	No	No
HYDE, GINA ELIZABETH	CHIEF COMPLIANCE OFFICER - CAPITAL MARKETS	08/01/2016	Less than 5%	No	No
SCHRICK, FREDERICK RICHARD	PRINCIPAL FINANCIAL OFFICER	08/01/2017	Less than 5%	Yes	No
BROOKS, PATRICK RODGERS	ROSFP – CAPITAL MARKETS	05/01/2009	Less than 5%	No	No
NESI, VICTOR JOHN	EXECUTIVE VICE PRESIDENT & DIRECTOR	06/01/2018	Less than 5%	Yes	No
MELINGER, ADAM SCOTT	ROSFP - PCG	08/01/2019	Less than 5%	No	No
BENNETT, FRANKLIN SEATON JR	CHIEF COMPLIANCE OFFICER - PRIVATE CLIENT GROUP	09/01/2021	Less than 5%	No	No
DODSON, CHARLES EDWARD	CCO ADVISORY SERVICES	01/01/2022	Less than 5%	No	No
SLINEY, DAVID DEAN	SENIOR VICE PRESIDENT & DIRECTOR	07/01/2020	Less than 5%	No	No
Domestic Entity					
STIFEL FINANCIAL CORP.	SHAREHOLDER	02/01/1982	75% or more	Yes	Yes
Foreign Entity					

No information available.